

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 29, 2016

Mail Stop 4720

<u>Via Email</u>
Gabriel Moura
Chief Financial Officer
Itau CorpBanca
Rosario Norte 660
Las Condes
Santiago, Chile

> **Re:** **Itau CorpBanca (Formerly Corpbanca)**
> **Form 20-F for the Fiscal Year Ended December 31, 2015**
> **Filed March 31, 2016**
> **File No. 001-32305**

Dear Mr. Moura:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Loan Portfolio, page 79</u>

1. We note your disclosure and quantification of renegotiated loans for mortgage and consumer loans on page 81. Tell us and revise your future disclosure to include similar quantification of renegotiated commercial loans, or explain why it is not included.

<u>Normalization Portfolio, page 82</u>

2. Please address the following regarding your disclosure on pages 82-83 about your normalization portfolio:

- Revise your future filings to separately quantify the amount of loans by loan category (e.g., commercial, consumer, mortgage, etc.) within the normalization portfolio.

- Tell us and revise your future disclosure to quantify the amount of renegotiated loans within the normalization portfolio. Clarify whether all renegotiated loans of all loan categories are reported in the normalization portfolio reflected in this section.

Results of Operations for the Years Ended December 31, 2013, 2014 and 2015, page 120

Provisions for Loan Losses, page 124

3. We note your disclosure that CorpBanca Colombia benefited from a new regulatory standard for leasing operations that allowed a release of CH$ 6.2 billion in the loan loss provisions. Please respond to the following items:

- Tell us and revise your future filings to more clearly discuss the background of the new regulatory standard for leasing operations referenced here, including a timeline of its passage and elaborate on the primary changes in the standard that directly impacted your loan loss provisions for the periods presented.

- Tell us and revise your future filings to more clearly disclose why the new regulatory standard for leasing operations resulted in a release of the loan loss provisions under IFRS. Where appropriate, reference the guiding authoritative accounting and regulatory literature.

- Tell us and revise your future filings to indicate whether you expect further impacts on the provision for loan losses from changes in this standard and how you expect future trends and circumstances will be affected at the combined company level after the merger. Refer to Item 303(a)(3) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lory Empie, Staff Accountant at (202) 551-3714 or me at (202) 551-3494 with any questions.

Sincerely,

/s/ Kevin W. Vaughn

Kevin W. Vaughn
Accounting Branch Chief
Office of Financial Services